DWS Investment Management Americas, Inc. 100 Summer Street Boston, MA, 02110 USA
Diane KenneAlly Diane.kenneally@dws.com +1 617 295 3625

April 27, 2021

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mindy Rotter

Re: SEC Sarbanes-Oxley Review of the DWS Family of Funds

Dear Ms. Rotter:

Thank you for your telephonic comments regarding certain reports for the DWS Family of Funds (each, a “Fund” and together, the “Funds”). We have considered your comments and our responses are set forth below.

Comment 1.	With respect to EDGAR, please confirm that any Funds that have liquidated or merged have been changed from active to inactive.

We confirm that the status of any Fund that has liquidated or merged has been changed from active to inactive once all required final filings for such Fund have been filed with the SEC.

Comment 2.	With respect to Item B.22, Net Asset Value Corrections, on Form N-CEN filed on October 13, 2020 for the DWS Large Cap Focus Growth Fund, the Fund responded that during the reporting period there was a net asset value correction. Please explain the nature of the error, including the $ impact, and if the error resulted in shareholder accounts being reprocessed. If reprocessing was required, confirm that shareholders were made whole and their accounts accurately reprocessed. In addition, please confirm if additional processes have been put into place to minimize reoccurrence of such type of errors in the future.

On July 1, 2020, DWS Large Cap Focus Growth Fund had a net asset value (“NAV”) per share error in the range of ($1.23)-($1.62).  The incorrect NAVs were disseminated by State Street Bank and Trust Company (“State Street”), the Fund’s sub-accounting agent, to SS&C Technologies, Inc. (“SS&C”), the Fund’s sub-transfer agent, and other third-parties.  Once State Street realized on July 1, 2020 that incorrect NAVs were disseminated, State Street sent revised NAVs to SS&C and the third-parties. When the revised NAVs were transmitted, State Street should have systematically coded a ‘change’ flag to SS&C as indication that there was a revised price transmission.  As this failed to happen, the revised NAVs were not applied by SS&C, though some third-parties did receive the revised NAVs.   As a result of the error, DWS Large Cap Focus Growth Fund’s NAV was materially understated (½ of 1% of net assets).   DWS’s standard practice is to reprocess shareholder activity for material errors. Accordingly, DWS instructed SS&C to restate the Fund’s NAVs and reprocess shareholder activity.  The NAV errors resulted in losses to the Fund, totalling $5,548, which State Street reimbursed on July 30, 2020. We confirm that the shareholders’ accounts were accurately reprocessed.

State Street has updated its internal procedures to ensure that it has communication protocols in place with SS&C to confirm receipt by SS&C of any NAV revisions.

Comment 3.	With respect to the annual financial statements as of (i) July 31, 2020 for the DWS Money Market Prime Series, (ii) August 31, 2020 for DWS California Tax-Free Income Fund, and (iii) November 30, 2020 for DWS CROCI® Equity Dividend Fund and DWS ESG Core Equity Fund, respectively, please confirm that no component of “Other accrued expenses and payables” should be separately classified on the Statement of Assets and Liabilities.

We confirm that no component of “Other accrued expense and payables” should have been separately classified on the Statement of Assets and Liabilities in the above-referenced annual financial statements, as we do not consider any of these components to be individually material to the Funds in accordance with Regulation S-X. The balance for each of the Funds is comprised of affiliated expenses, including transfer agent and administration fees, which are stated separately in the notes to the financial statements; and third-party expenses, including audit, legal, shareholder reports, sub recordkeeping fees and other miscellaneous expenses.

Comment 4.	With respect to Annual Report to Shareholders as of August 31, 2020 for the DWS California Tax-Free Income Fund, please explain why the Institutional Class Shares are not included in the report.

The Institutional Class shares for the DWS California Tax-Free Income Fund was not included in the Annual Report dated August 31, 2020 since the Institutional Class shares did not commence operations until December 1, 2020.

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If you have any questions, please feel free to contact me at (617) 295-3625.

Very truly yours,

/s/ Diane Kenneally

Diane Kenneally

Treasurer, DWS Family of Funds